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                                   EXHIBIT 2.3

                                [DERYL F. HAMANN
                         GREAT WESTERN SECURITIES, INC.
                         10834 Old Mill Road, Suite One
                             Omaha, Nebraska 68154
                                  letterhead]

                               November 14, 2000

Mr. Jack K. Harvey
2335 South 147th Street
Omaha, Nebraska, 68144

Re:  GREAT WESTERN SECURITIES

Dear Mr. Harvey:

    Please refer to my letter to you of August 31, 2000. The offer of the Ada Geis Trusts contained in that letter and made for, on behalf of, and in the name of Great Western Securities, Inc. ("GWS") to purchase all of your common and preferred stock of GWS (the "GWS Stock") and all of your common stock (the "Bank Stock" and, together with the GWS Stock, the "Stock") of Great Western Bank (the "Bank"), is modified as follows:

1.  THE TRANSACTIONS.

    A.  PURCHASE OF BANK STOCK

    At closing, Spectrum Bancorporation, Inc. ("Spectrum") will purchase all of the Bank Stock you own for the sum of $2,387,000 (Two Million Three Hundred Eighty-seven Thousand Dollars), payable in cash or immediately available funds.

    B.  MERGER OF GWS AND SPECTRUM

    The remainder of the transaction will be structured as a merger of GWS with and into Spectrum. The merger agreement will provide that in exchange for all of the GWS Stock you own you will receive at closing (1) $55,613,000 (Fifty-five Million Six Hundred Thirteen Thousand Dollars) in cash or immediately available funds, and (2) $10,000,000 (Ten Million Dollars) face amount of Spectrum non voting, non cumulative, perpetual preferred stock with a dividend floating at 1% over Wall Street Journal Prime, adjusted at closing and on January 1 of each year, payable semi-annually on July 30 and January 30.

    C.  MECHANICS

    No adjustment will be made in the merger consideration for future earnings. No



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dividends will be paid prior to closing on common or preferred stock of GWS or, if paid, the amount paid to you will reduce the cash portion of the merger consideration. Closing will occur on or before March 1, 2001, or earlier at my discretion, subject to regulatory approval, and the terms of the Stock Purchase Agreement of April 24, 1997; PROVIDED, that the last paragraph of Article V (and any similar provision) of the Stock Purchase Agreement regarding the death of either party prior to closing shall not apply; PROVIDED, FURTHER, I may elect, by written notice to you, to delay closing for up to thirty (30) days after March 1, 2001, in which case at closing you would be paid interest on $68,000,000 (Sixty-Eight Million Dollars) from March 1, 2001 until closing at a rate equal to Wall Street Journal Prime as of March 1, 2001. The pending applications to merge GWS with and into Spectrum will be revised and submitted to the regulators as soon as possible. If regulatory approval is not obtained, then you and the Trusts will continue as shareholders of GWS and, as applicable, the Bank, subject to the terms of the foregoing Stock Purchase Agreement, as if no offer had been made to purchase your Stock.

2.  RELATED TRANSACTIONS

    At closing, the Bank will pay you a bonus in the form of the 2 cars and the computer equipment now in your possession and GWS will sell you the insurance policy it owns on your life for its cash value at December 31, 2000. Your salary will terminate at December 31, 2000. I, Deryl F. Hamann, will personally buy your stock of Great Western Advertising Associates for one dollar ($1-).

3.  GOVERNANCE MATTERS

    You will vote to elect Dan Brabec as the President of the Bank and agree that Art Burtscher's resignation may be accepted at a date selected by me, consistent with the best interests of the Bank. You will also vote to elect Dan Brabec and Dan Hamann to the Bank's Board of Directors at the next Board meeting.

    You agree to vote to elect the undersigned, Deryl F. Hamann, as Chairman at the January meetings of GWS and the Bank. You will remain a director of GWS and the Bank until closing, at which time you will resign.

                                          Ada Geis Trusts for and on behalf of
                                          Great Western Securities, Inc.

                                          By:    /s/ Deryl F. Hamann, Trustee
                                                 ----------------------------

I hereby accept the foregoing and
agree to sell the Bank Stock and
exchange the GWS Stock on
the terms set forth above

/s/ Jack K. Harvey
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